TOFAŞ TÜRK OTOMOBİL FABRİKASI A.Ş.

03 MAY -6 AM 7:21

Tofaş Türk Otomobil Fabrikası A.Ş.
GNL. MÜD. LÜK : BÜYÜKDERE CADDDESİ NO. 145
: 80300 ZİNCİRLİKUYU / İSTANBUL
: P.K. 115 80622 LEVENT / İSTANBUL
TELEFON : (212) 275 33 90 (PBX) - 275 29 60 (PBX)
FAX : (212) 275 39 88 - 275 03 57
INTERNET : http//www.tofas.com.tr/
VERGİ DAİRESİ : ÇEKİRGE 846 000 0422

FABRİKA : YALOVA YOLU 10. Km
: (16369) BURSA
: P.K. 60 16369 BURSA
TELEFON : (224) 261 03 50 (PBX)
FAX : (224) 255 09 47
Tic. Sic. No : 100324 / 46239

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

File No. 82-3699

SUPPL

02.05.2003

3540


03022240

Re: Information Furnished Pursuant to
Rule 12g3-2(b)(1)(iii)

Ladies and Gentlemen:

In connection with the exemption granted to Tofaş Türk Otomobil Fabrikası A.Ş. (the "Company") from the requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") pursuant to Rule 12g3-2(b) under the Exchange Act (the "Rule"), File No. 82-3699, the Company encloses herewith certain information, furnished pursuant to subsection (1), clause (iii) of the Rule.

Very truly yours,

TOFAŞ
Türk Otomobil Fabrikası A.Ş.

Enclosure:

1. *Board decisions 2003/6-8-9*
2. *Minutes of the 35th Ordinary General Assembly Meeting*
3. *Consolidated Financial Statements Together with Report of Independent Auditors December 31,2002. (In accordance with International Standards on Auditing)*
4. *Annual Report - 2002*

Koç

FIAT

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

03 MAY -6 AM 7:21

Date of the Decision : 16.04.2003

Number of the Decision : 2003/6

Participants

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ.Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

Replacement of Distribution of duties among the members of the Board of Directors.

Mr. İ. Aydın ÇUBUKÇU, the member of the Board of our Company has proposed to discuss and resolve the new distiribution of duties as follows in accordance with the resolution passed by Shareholders' General Assembly on 16.04.2003, and the relevant regulation.

Distiribution of duties among the members of the Board has been made and it is approved to assign Mr. Mustafa V. KOÇ as the Chairman and Mr. Jan NAHUM as the Vice-Chairman.

MUSTAFA V. KOÇ **Chairman**	**JAN NAUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**Maurizio MAGNABOSCO** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 28.04.2003
Number of the Decision	: 2003/8
Participants	:
- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ.Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT:
Increase the Company's Capital from TL. 170.412.875.000.000.- to TL. 450.000.000.000.000.-

----

Mr. Mustafa KOÇ, the Chairman of our Board of Directors has suggested that the Company's Capital shall be raised from TL. 170.412.875.000.000 to TL. 450.000.000.000.000- being within the Registered Capital Ceiling of TL. 1.000.000.000.000.000 (1 quadrillion) within the frame of the stipulations specified below. Under the circumstances;

- The Registered Capital Ceiling is TL one quadrillion while the issued capital is TL 170.412.875.000.000.-The subject capital increase is in the amount of TL 279.587.125.000.000.- The amount of capital to be reached is TL 450.000.000.000.000.-

- Of the increased capital amount of TL 279.587.125.000.000.- the portion of TL 277.442.296.902.729.- will be covered by the Revaluation Fund and the portion of TL 2.144.828.097.271.- will be covered by Profit from Sales of Immovables within the scope of temporary article 28 of Corporate Tax Act and it is increased free of charge within the scope of the relevant Capital Market Regulations.

- Due to capital increase, our shareholders shall be allotted bonus shares at a rate of 164.06455 % and certificate of fraction shall be issued for shares below TL 5.000-

- Of the shares issue 22 to be issued for the increase in capital, those representing TL 211.680.844.030.000- will be registered shares while those representing TL 67.906.280.970.000- will be bearer shares and will be classified as Group A, D and E.

- Right to obtain shares free of charge corresponding to a rate of 164.06455 % will be exercisable against new share obtaining coupons number 14 of our Shares Issue 21 quoted in the Stock Market.

- The intermediary Banks shall be utilized in the allotment and replacement of bonus shares. Afterwards, distribution of rights to obtain shares free of charge and the relevant transactions will be carried out in the General Management (Headquarters) for an indefinite period .

- The Company General Management is authorized to determine the denomination, number of shares and amounts of Share Certificates serial no. 22 to be issued because of capital increase.

MUSTAFA V. KOÇ **Chairman**	**JAN NAUM** **Vice Chairman**
FEVZİ BÜLENT ÖZAYDINLI **Member**	**TEMEL ATAY** **Member**
İ. AYDIN ÇUBUKÇU **Member**	**Maurizio MAGNABOSCO** **Member**
CAMILLO ROSSOTTO **Member**	**GIORGIO FOSSATI** **Member**

03 MAY -6 AM 7:21

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
DECISION OF THE BOARD OF DIRECTORS

Date of the Decision	: 29.04.2003
Number of the Decision	: 2003/9

Participants :

- Mr. Mustafa V. KOÇ	: Chairman-KOÇ Holding A.Ş.
- Mr. Jan NAHUM	: Vice Chairman-FIAT Auto S.p.A.
- Mr. Temel ATAY	: Member-KOÇ Holding A.Ş.
- Mr. Fevzi Bülent ÖZAYDINLI	: Member-KOÇ Holding A.Ş.
- Mr. İ.Aydın ÇUBUKÇU	: Member-KOÇ Holding A.Ş.
- Mr. Maurizio MAGNABOSCO	: Member-FIAT Auto S.p.A.
- Mr. Camillo ROSSOTTO	: Member-FIAT Auto S.p.A.
- Mr. Giorgio FOSSATI	: Member-FIAT Auto S.p.A.
- Mr. Nadir ÖZŞAHİN	: Auditor
- Mr. Luca MORONI	: Auditor
- Mr. Fatih EBİÇLİOĞLU	: Auditor

SUBJECT :

Completion of Capital Increase.

It was established that, based on the Board Decision 2003/8 dated 28.04.2003 to augment the issued capital of the Company from TL 170.412.875.000.000- to TL 450.000.000.000.000.-, that of the increased capital portion of TL 279.587.125.000.000.-, TL 277.442.296.902.729.- thereof has been covered by the Revaluation Fund and TL 2.144.828.097.271.- thereof has been covered by the Profit from Sales of Immovables within the scope of temporary article 28 of Corporate Tax Act and that the abovementioned amount has been transferred to the Capital Account on 29.04.2003 and that the Capital Account has been augmented to TL 450.000.000.000.000.-

Therefore, it has been decided that the registered and bearer Share Certificates serial no.22, Groups, A, D and E to be issued to represent the increased capital, TL 279.587.125.000.000- are to be duly allotted to the shareholders, that the completion of capital increase process is to be notified to the Capital Market Board, that after the Registration Certificate is obtained from the Capital Market Board, formalities required for registration of that the increased capital of the Company is TL 450.000.000.000.000- with Commercial Register Office are to be fulfilled within 10 days.

MUSTAFA V. KOÇ
Chairman

JAN NAUM
Vice Chairman

FEVZİ BÜLENT ÖZAYDINLI
Member

TEMEL ATAY
Member

İ. AYDIN ÇUBUKÇU
Member

Maurizio MAGNABOSCO
Member

CAMILLO ROSSOTTO
Member

GIORGIO FOSSATI
Member

TOFAŞ
TÜRK OTOMOBİL FABRİKASI A.Ş.
35TH ORDINARY GENERAL MEETING
16.04.2003

MINUTES OF THE MEETING

The Annual General Meeting of the Shareholders of TOFAŞ Türk Otomobil Fabrikası A.Ş. as of the year 2002 has been held under supervision of Mr. İsmet SAYIN, the Commissioner of the Ministry assigned upon letter 24289 of Istanbul Provincial Office of Industry and Trade on 15/04./2003, to discuss and adopt a resolution on the contents of agenda on April 16th, 2003 Wednesday at 16.00 at Divan Hotel at Cumhuriyet Caddesi No:2 Taksim-İstanbul.

It is observed that the call and invitation for the meeting has been made in time as required by the Law and Articles of Association by inclusion of the Agenda and by a notice that appeared on the copies of Milliyet and Sabah daily newspapers on 19.03.2003 and on the copy of Turkish Commercial Registry Journal no. 5761 on 21.03.2003. it is also observed that the date, venue and agenda of the meeting have been communicated to all shareholders recorded in the Registry of Members in accordance with the provisions of Turkish Commercial Code, Capital Market Act and the Articles of Association.

As a result of examination of the List of Attendants, that of the 34.082.575.000 shares representing the Company's capital of TL 170.412.875.000.000.-, shareholders holding 26.478.300.165 shares representing a capital of TL 132.391.500.825.000 are present in person at the meeting while shareholders holding 198.935.015 shares representing a capital of TL 994.675.075.000 are present by proxies thereat and total 26.667.235.180 shares representing that the minimum quorum for the meeting required by both the Law and the provisions of the Articles of Association is thus present, the meeting has been opened by Mr. İ. Aydın ÇUBUKÇU and the agenda started to be discussed.

At the end of discussions held pursuant to the Agenda, the following resolutions were adopted.

1) Pursuant to item 1 of the Agenda, election for the Chairmanship Council responsible for the management of meeting has been made. It has been unanimously resolved that Mr. Aydın ÇUBUKÇU is appointed as the Chairman, Mr. Sergio SPINOLO and Mrs. Yasemin BELENOĞLU as the Tellers and Mr. Nezih OLCAY as the Secretary.

2) Upon instruction of the Chairman, the Secretary has read the reports of Board of Directors, Auditors and Independent Auditors' Report of Ernst &

Young - Güney S.M.M.M.A.Ş. for 2002. A discussion is made on the Balance Sheet and Statement of Income as of the year 2002. it has been informed that the tax-exempt Foundations and Associations were donated a total of TL 333.637.883.692.- for the purpose of social aid. At the end of the discussions held, the Balance Sheet and the Statement of Income as of 31.12.2002 have unanimously been approved.

3) The Chairman has presented the discharge of the Directors and Auditors for the activities in 2001 to the approval of the General Assembly. The Directors and managers did not vote. At the end of voting, all the Directors and Auditors have unanimously been discharged.

4) The appointment of Mr. Mustafa Vehbi KOÇ as a Director upon a change in the Board of Directors within the term has been unanimously approved to be effective under the same conditions and from the date of election pursuant to Article 315 of Turkish Commercial Code.

5) At the end of the reviews of the Balance Sheet and Statement of Income as of the year 2001 and as a result of activities as of the year 2002, it is unanimously resolved to transfer the loss of 2002 finalized as TL 19.383.539.740.280.- to the next fiscal year pursuant to provisions of Turkish Commercial Code and article 14/7 of Corporation Tax Act and the Capital Market Regulations.

6) Pursuant to the Directive on Independent External Auditing in Capital Market issued by the Capital Market Board, it is unanimously resolved to assign Ernst & Young - Güney S.M.M.M.A.Ş. as the independent auditor to execute auditing as of the end of the year 2002.

7) Pursuant to provisions of Capital Market Regulations and the notification on the Independent Auditing in the Capital Market, it has been resolved to approve the assignment by the Board of Directors of Ernst & Young - Güney Serbest Muhasebeci Mali Müşavirlik A.Ş. as independent external auditors as from the 2002 fiscal year and that an agreement be executed as of the year 2003 in this respect.

8) Election has been held for the Auditors whose terms have expired. As a result of the election held, it has been unanimously resolved that Mr. Nadir ÖZŞAHİN, Mr. Fatih Kemal EBİÇLİOĞLU and Mr. Luca MORONI are appointed as Auditors to serve until 36th Ordinary General Assembly to be held to review the accounts as of the year 2003.

9) It has been unanimously resolved that the Chairman and the Members of the Board be paid a monthly gross remuneration of TL 900.000.000, and Auditors be paid a monthly gross remuneration of TL 330.000.000.

10) Pursuant to Articles 334 and 335 of Turkish Commercial Code that enable the Members of the Board to do business related to Company's subject personally or on behalf of others, become partners in such companies and carry out other transactions, it has been unanimously resolved to permit the Members of the Board to do so, provide that they shall not act as the Director, manager or employee of any third parties or companies that are engaged in motor vehicle business other than motor vehicles manufactured by or under the license of Fiat Group,

11) The Chairman of General Assembly has proposed a voting on the authorization of Chairmanship Council to sign the Minutes of General Assembly on behalf of Shareholders. It is unanimously resolved that the Chairmanship Council will be authorized to sign the Minutes of General Assembly and that it will suffice.

12) Under the item of agenda regarding the wishes, intents have been expressed on the continuity of company's activities, operations and success.

As there was no further item to discuss, the Chairman closed the meeting. These minutes were drawn up and signed after the meeting at the place thereof. 16 April 2003.

CHAIRMAN OF THE MEETING

İ. AYDIN ÇUBUKÇU

COMMISSIONER OF THE MINISTRY OF INDUSTRY AND TRADE

İSMET SAYIN

TELLER

SERGIO SPINOLO

SECRETARY

NEZİH OLCAY

TELLER

YASEMİN BELENOĞLU

ÖZDEMİR BAYUR

ISTANBUL
STOCK EXCHANGE
MANAGEMENT
Emirgan 34467 Istanbul

28.04.2003

SUBJECT: Statement made pursuant to Notification of Capital Market Board Volume: VIII, No: 20

RE: About Capital Increase of our Company

Board of Directors of our Company have resolved to increase the issued capital of our company from TL 170.412.875.000.000 to TL 450.000.000.000.000 within the Registered Capital Ceiling of TL 1 quadrillions.

In this context, pursuant to Capital Increase Resolution 2003/8 of our Board of Directors on 28.04.2003, of the increased capital amount of TL 279.587.125.000.000, TL 277.442.296.902.729 portion thereof will be provided from Revaluation Fund and TL 2.144.828.097.271 portion thereof will be provided from internal resources, namely Profit from Sales of Immovables. As a result of the capital increase corresponding to a total of 164.06455%, we will issue 22nd group of shares and our shareholders will be allowed to use 21st group of shares free of charge for an indefinite period against number 14 new share purchase coupons.

In this context, legal proceedings will be started by applying Capital Market Board to obtain the required permissions within the scope of Board of Directors' Resolution to be adopted after the capital increase is entered in the accounts and finalized. Date of distribution of shares will be determined within the scope of permission to be obtained from the Capital Market Board. Please find the enclosed Resolution of Board of Directors on the capital increase for information purposes.

We hereby declare and undertake that the above statement is in compliance with the principles of the relevant Notification, reflects all the information completely and entered in our records correctly, and that we will be responsible for the statement.

Yours Sincerely,

Selçuk ÖNCER	Nezih OLCAY
Accounting	External Affairs
Director	Group Director

ISTANBUL
STOCK EXCHANGE
MANAGEMENT
Emirgan 34467 Istanbul

28.04.2003

SUBJECT: Statement made pursuant to Notification of Capital Market Board Volume: VIII, No: 20

RE: About Capital Increase of our Company

Board of Directors of our Company have resolved to increase the issued capital of our company from TL 170.412.875.000.000 to TL 450.000.000.000.000 within the Registered Capital Ceiling of TL 1 quadrillions.

In this context, pursuant to Capital Increase Resolution 2003/8 of our Board of Directors on 28.04.2003, of the increased capital amount of TL 279.587.125.000.000, TL 277.442.296.902.729 portion thereof will be provided from Revaluation Fund and TL 2.144.828.097.271 portion thereof will be provided from internal resources, namely Profit from Sales of Immovables. As a result of the capital increase corresponding to a total of 164.06455%, we will issue 22nd group of shares and our shareholders will be allowed to use 21st group of shares free of charge for an indefinite period against number 14 new share purchase coupons.

In this context, legal proceedings will be started by applying Capital Market Board to obtain the required permissions within the scope of Board of Directors' Resolution to be adopted after the capital increase is entered in the accounts and finalized. Date of distribution of shares will be determined within the scope of permission to be obtained from the Capital Market Board. Please find the enclosed Resolution of Board of Directors on the capital increase for information purposes.

We hereby declare and undertake that the above statement is in compliance with the principles of the relevant Notification, reflects all the information completely and entered in our records correctly, and that we will be responsible for the statement.

Yours Sincerely,

Selçuk ÖNCER	Nezih OLCAY
Accounting	External Affairs
Director	Group Director

TURKISH PRIME MINISTRY
CAPITAL MARKET BOARD
Doç. Dr. Bahriye Üçok Cad. No: 13
Beşevler 06500 ANKARA

30.04.2003

SUBJECT: Statement made pursuant to Notification of Capital Market Board Volume: VIII, No: 20

RE: About Capital Increase of our Company

Board of Directors of our Company have resolved to increase the issued capital of our company from TL 170.412.875.000.000 to TL 450.000.000.000.000 within the Registered Capital Ceiling of TL 1 quadrillions.

In this context, pursuant to Capital Increase Resolution 2003/8 of our Board of Directors on 28.04.2003, of the increased capital amount of TL 279.587.125.000.000, TL 277.442.296.902.729 portion thereof will be provided from Revaluation Fund and TL 2.144.828.097.271 portion thereof will be provided from internal resources, namely Profit from Sales of Immovables. As a result of the capital increase corresponding to a total of 164.06455%, we will issue 22nd group of shares and our shareholders will be allowed to use 21st group of shares free of charge for an indefinite period against number 14 new share purchase coupons.

Additionally, we also obtained Chartered Sworn Accountants Report after the Company capital records are entered in the accounts pursuant to Resolution 2003/9 of our Board of Directors on Finalization of Capital Increase on 9.04.2003. Please find the enclosed documents and certificates required pursuant to "Notification on Principles of Registration of Shares in the Board and Sales Thereof" Volume 1, No: 26 and the provisions of Capital Market Regulations.

We hereby kindly request you to grant us the required permission for acceptance and finalization of our application for capital increase, and the Certificate to be the basis for registration for completion of capital increase process.

We hereby declare and undertake that the above statement is in compliance with the principles of the relevant Notification, reflects all the information completely and entered in our records correctly, and that we will be responsible for the statement.

Yours Sincerely,

Selçuk ÖNCER	Nezih OLCAY
Accounting	External Affairs
Director	Group Director